

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 19, 2010

Via U.S. mail and facsimile

Mr. D. Craig Kesler
Chief Financial Officer
Eagle Materials, Inc.
3811 Turtle Creek Boulevard, Suite 1100
Dallas, Texas 75219

> RE: Form 10-K for the year ended March 31, 2009
>   Form 10-Q for the period ended June 30, 2009, September 30, 2009, and
>   December 31, 2009
>   Definitive Proxy Statement on Schedule 14A filed on June 26, 2009
>   File No. 1-12984

Dear Mr. Kesler:

We have reviewed your response letter dated March 5, 2010 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2009

Gypsum Wallboard Operations, Page 3
Cement Operations, Page 6
Concrete and Aggregates Operations, Page 12

1. We note your response to prior comment 2 in which you confirm your reserves are proven and/or probable reserves. Please label your reserves in future filings as proven and/or probable reserves, as may be appropriate and if combined, please note this fact in your filing.

Financial Statements

Notes to the Financial Statements

(B) Property, Plant and Equipment, page 46

2. We reissue prior comment 10. Given that your mining assets appear to represent approximately 15% of total equity, we continue to believe that you should expand your disclosures regarding these assets. In this regard, please separately disclose any mining assets recorded and corresponding amounts in future filings. Please also separately discuss in critical accounting policies any known factors that create uncertainty over the recoverability of these assets, including changes in specific commodity prices or increases in extraction costs. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please show us in your supplemental response what the revisions will look like.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Alfred Pavot, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief